Filed Pursuant to Rule 424(b)(3) Registration No. 333-115353

The Beacon Financial Futures Fund, L.P.

Supplement to the Prospectus Dated May 1, 2006

The effective date of this supplement is

December 31, 2006

Beacon Management Corporation • 116 Village Blvd, Suite 210 • Princeton, New Jersey 08540

Phone: 609.514.1801 • Fax: 609.514.1806

The Beacon Financial Futures Fund, L.P.

Unaudited Statement for Period from 4/1/2006 to 12/31/2006

Statement of Income (Loss) for the Partnership
Trading Income (Loss)
Realized Gain/Loss (gain/loss on closed positions)	$13,625.31
Unrealized Gain/Loss (change in value of open positions)	(22,474.06)
Brokerage Commissions	(2,551.00)

Total Trading Income	(11,399.75)

Fees and Expenses
Fixed Asset Fee	(44,665.40)
Administrative and Operating Expenses[1]	(27,524.00)
Change in Accrued Performance Fee	0.00

Total Fees and Expenses	(72,189.40)

Interest Income	32,560.37

Net (Loss) for the Period	($51,028.78)

Statement of Changes in Net Asset Value (NAV)
Beginning of Period Net Asset Value	$1,004,024.00
Subscriptions	125,000.00

Redemptions	(282,349.35)

Net Income (Loss)	(51,028.78)

End of Period Net Asset Value	$795,645.87

Ending Unit Asset Value	$935.69
Rate of Return	-4.82%

1 Reflects a $79,264 expense reimbursement from the General Partner.

To the best of my knowledge and belief, the information above is accurate and complete.

/s/ Mark S. Stratton
President, Beacon Management General Partner of The Beacon Financial Futures Fund, L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

From April 1, 2006 to December 31, 2006, the Partnership received accounting and offering expense reimbursements totaling $79,264 from the General Partner, Beacon Management Corporation.

In December 2006, the General Partner elected to reimburse the Fund in the amount of $52,071 for certain continuing offering expenses that had already been incurred by the Fund throughout the year. The impact of this one-time reimbursement increased the December return by 6.08% (from -0.56% to +5.53%). The General Partner intends to reimburse the Partnership for any future offering expenses in excess of 0.5% per year.

The Partnership received expense reimbursements of $27,193 resulting from limits on accounting and audit expenses described in the prospectus. These reimbursements took place throughout the year and coincided with disbursements by the Partnership for accounting expenses.

The Partnership posted a loss for April. The currency sector posted a loss led by the Japanese Yen. The Japanese Yen reversed a trend toward a lower price relative to the U.S. dollar. During the last 16 months, from January 2005, the Japanese Yen has weakened relative to the U.S. dollar by nearly 18%. During April, the trend reversed with this Japanese currency appreciating by nearly 5% from the early April low price. The other major foreign currencies, the British Pound, Australian Dollar, Canadian Dollar, Swiss Franc, and Euro Currency, increased relative to the U.S. dollar. The interest rate sector posted a gain for the month again led by the Eurodollar market, as the trend toward higher short-term U.S. interest rates continued. This price movement reflected the expectation that the Federal Reserve will continue to raise short-term interest rates during the months ahead. The remaining interest rate contracts also generated positive results with the 30-Year Treasury Bond and 10-Year and 5-Year Treasury Notes generating gains reflecting higher long-term interest rates.

The Partnership posted a gain for May. The currency sector posted a gain led by the British Pound. The British Pound continued a trend toward a higher value relative to the U.S. dollar during May. A recent British Pound low relative to the U.S. dollar was established in January 2006. During the last five months, the U.S. dollar has declined by nearly 8% relative to this United Kingdom currency with the largest part of this move during May. Of the other major foreign currencies, the Canadian Dollar, Swiss Franc, and Euro Currency, increased relative to the U.S. dollar while the Japanese Yen and Australian Dollar were basically unchanged. The interest rate sector posted a gain for the month again led by the Eurodollar market, as the trend toward higher short-term U.S. interest rates continued. This price movement reflected the expectation that the Federal Reserve will continue to raise short-term interest rates during the months ahead. The remaining interest rate contracts also generated positive results with the 30-Year Treasury Bond and 10-Year and 5-Year Treasury Notes generating gains reflecting a steeper Treasury yield curve and higher long-term interest rates.

The Partnership posted a loss for June. The currency sector posted a loss led by the British Pound. The British Pound reversed a trend toward a higher value relative to the U.S. dollar during June. A recent British Pound high relative to the U.S. dollar was established in early May 2006 after a multi-month increase. During June, the U.S. dollar appreciated by nearly 4% relative to this United Kingdom currency reversing one half of the previous months’ gain. The other major foreign currencies, the Canadian Dollar, Swiss Franc, Japanese Yen, Australian Dollar and Euro Currency, also all decreased in value relative to the U.S. dollar. The interest rate sector posted a gain for the month again led by the Eurodollar market, as the trend toward higher short-term U.S. interest rates continued. This price movement reflected the expectation that the Federal Reserve will continue to raise short-term interest rates during the months ahead. Of the remaining interest rate contracts, the 5-Year Treasury Note generated positive results and the 30-Year Treasury Bond and 10-Year Treasury Note generated small losses reflecting mixed signals towards a further steepening of the Treasury yield curve and higher long-term interest rates.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS – continued

The Partnership posted a loss for July. The currency sector posted a loss led by the Japanese Yen. During the first few trading days of July, the Japanese Yen reversed a trend that began mid-May toward a lower value relative to the U.S. dollar. After trading higher, the Japanese Yen reversed direction and traded lower relative the U.S. Dollar. Finally, at the end of the month, the Japanese Yen again traded higher, ending the month nearly unchanged. Of the other major foreign currencies, the Swiss Franc and Euro Currency exhibited similar volatile trade. The British Pound and Australian Dollar increased in value relative to the U.S. dollar and the Canadian Dollar decreased in value. The interest rate sector posted a loss for the month led by the 5-Year Treasury Note. After trending toward higher interest rates, lower prices since January, the trend reversed during July. The expectation is that the Federal Reserve will pause in increasing short-term rates and that inflation will remain at a moderate level. The remaining interest rate contracts, the Eurodollar future, the 30-Year Treasury Bond, and 10-Year Treasury Note, all contributed to the loss as they traded toward lower interest rates, higher prices shifting the yield curve to slightly lower overall interest rate level.

The Partnership posted a gain for August. The currency sector posted a gain led by the Japanese Yen. The Japanese Yen continued a trend that began mid-May toward a lower value relative to the U.S. Dollar. After trading higher in July, the Japanese Yen reversed direction and traded lower relative the U.S. Dollar. Of the other major foreign currencies, the Canadian Dollar increased in value relative to the U.S. Dollar. The Swiss Franc, Euro Currency, British Pound, and Australian Dollar traded in a narrow range and ended the month unchanged relative to U.S. Dollar. The interest rate sector posted a gain for the month led by the 30-Year Treasury Bond which continued a trend toward lower interest rates, higher prices that began late June. Of the remaining interest rate contracts, the 5-Year Treasury Note and 10-Year Treasury Note, contributed to the gain as they traded toward lower interest rates, higher prices, while the Eurodollar contributed a loss as the yield curve shifted to a slightly lower overall interest rate level.

The Partnership posted a loss for September. The currency sector posted a loss led by the British Pound. During September, the British Pound reversed a trend that began in January toward a higher value relative to the U.S. Dollar. After reaching a contract high in early August, the British Pound reversed direction and traded lower relative the U.S. Dollar. Of the other major foreign currencies, the Japanese Yen and Australian Dollar decreased in value relative to the U.S. Dollar. The Swiss Franc, Euro Currency, and Canadian Dollar traded in a narrow range and ended the month slightly lower relative to U.S. Dollar. The interest rate sector posted a gain for the month led by the 30-Year Treasury Bond. The 30-Year Treasury Bond continued a trend toward lower interest rates, higher prices that began late June. Of the remaining interest rate contracts, the Eurodollar, 5-Year Treasury Note, and 10-Year Treasury Note all contributed to the gain as they traded toward lower interest rates, higher prices. This movement reflects a general flattening of the yield curve and a shift to a slightly lower overall interest rate level.

The Partnership posted a loss for October. The currency sector posted a loss led by the Canadian Dollar. During October, the Canadian Dollar value relative to the U.S. Dollar was volatile. The value declined early in the month. Mid-month, the trend reversed with the currency gaining relative to the U.S. Dollar. And finally, at month end, the value settled slightly lower relative to the U.S. Dollar. Of the other major foreign currencies, the British Pound and Australian Dollar increased in value relative to the U.S. Dollar. The Swiss Franc, Euro Currency, and Japanese Yen initially traded lower but ended the month unchanged relative to U.S. Dollar. The interest rate sector posted a loss for the month led by the Eurodollar. The Eurodollar, reflecting short-term U.S. interest rates, reversed a trend toward lower short-term rates that began in early July 2006. During the first three weeks of October, short-term rates moved steadily higher. During the last week, this trend reversed slightly, but rates were still higher for the

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS – continued

month. Of the remaining interest rate contracts, the 30-Year Treasury Bond, 5-Year Treasury Note, and 10-Year Treasury Note initially moved lower in price, higher in yield, in sympathy with short-term rates but ended the month nearly unchanged.

The Partnership posted a loss for November. The currency sector posted a gain led by the Canadian Dollar. During November, the Canadian Dollar resumed a trend towards a lower value relative to the U.S. Dollar that began in May 2006. All of the other major foreign currencies, the British Pound, Australian Dollar, Japanese Yen, Euro Currency, and Swiss Franc, increased in value relative to the U.S. Dollar. The interest rate sector posted a gain for the month led by the 30-Year Treasury Bond. The 30-Year Treasury Bond, reflecting long-term U.S. interest rates, continued a trend toward lower long-term interest rates that began in early July 2006. Of the remaining interest rate contracts, the 5-Year Treasury Note and 10-Year Treasury Note moved higher in price, lower in yield, and the Eurodollar traded in a narrow range early in the month, but also ended the month on a firm tone.

The Partnership posted a gain for December (net of a reimbursement of offering expenses by the General Partner). The currency sector posted a gain led by the Canadian Dollar. During November, the Canadian Dollar continued a trend towards a lower value relative to the U.S. Dollar that began in May 2006. All of the other major foreign currencies, the British Pound, Australian Dollar, Japanese Yen, Euro Currency, and Swiss Franc, also decreased in value relative to the U.S. Dollar. The interest rate sector posted a loss for the month led by the 30-Year Treasury Bond. The 30-Year Treasury Bond, reflecting long-term U.S. interest rates, reversed a trend toward lower long-term interest rates that began in early July 2006. During the previous five months, long-term rates had moved steadily lower. December reversed this trend. The remaining interest rate contracts, the 10-Year Treasury Note, 5-Year Treasury Note, and Eurodollar, moved lower in price, higher in yield, reflecting a gradual shift to higher U.S. interest rates along the yield curve.

PAST RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Capsule I—Enhanced Financial Program

Performance of The Beacon Financial Futures Fund, L.P.3,4,5

		Rate of Return (Computed on a compounded monthly basis)
Name of CTA: The Beacon Financial Futures Fund, L.P.	Month	2006	2005	2004	2003	2002	2001
Type of Pool: Publicly offered	January	-1.88%
Inception of Trading in Program: May 16, 2005	February	-0.29%
	March	1.17%
Aggregate Gross Capital Subscriptions: $1,699,000	April	-3.22%
Net Asset Value as of December 31, 2006: $795,628	May	1.50%	-0.22%
	June	-2.52%	-1.55%
Largest Monthly Percentage Drawdown[1] for the Trading Program: 3.22% during April 2006	July	-2.87%	-0.12%
Worst Peak-to-Valley Drawdown[2] for the Trading Program: 12.41% during November 2005 through November 2006	August	0.75%	-1.43%
	September	-1.51%	1.09%
	October	-1.62%	1.20%
	November	-0.64%	2.34%
	December	5.52%	-1.91%
	Year	-5.77%	-0.68%	0.00%	0.00%	0.00%	0.00%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

1 “Largest monthly drawdown” is the largest monthly trading loss covered by the capsule in any calendar month expressed as a percentage of total equity.

2 “Worst peak-to-valley drawdown” is the largest percentage trading loss during the period for the composite from any month-end asset value, without such month-end net asset value being equaled or exceeded as of a subsequent month-end, expressed as a percentage of total equity.

3 The Enhanced Financial performance represents actual trading results as of May 2005, the commencement of trading. The monthly rate of return is calculated by dividing the net performance by the beginning equity of the The Beacon Financial Futures Fund, L.P. Net performance is the actual trading income (net of brokerage commissions) plus interest income less fees of 6.3% per year and operations expenses as incurred.

4 From May 2005 through March 2006, the trading of the partnership was deemed proprietary under CFTC rules because more than 50% of the beneficial interests of the partners were owned or controlled by the general partner and its principals. Proprietary units are traded pursuant to the same trading strategy as nonproprietary units. Proprietary units receive the same treatment for income, fees, and expenses as nonproprietary units.

5 In December 2006, the General Partner, Beacon Management elected to reimburse the Fund in the amount of $52,071 for certain continuing offering expenses that had already been incurred by the Fund. The impact of this reimbursement increased the December return by 6.08% (from -0.56% to +5.53%)

Capsule IV

Performance of Other Accounts Managed by Beacon

	Name of Trading Program	Date CTA Began Trading Client Accounts	Date CTA Began Using Trading Program for Client Accounts	Number of Accounts Using Trading Program	CTA’s Total Nominal Assets Under Management ($1000s)	Nominal Assets Under Management ($1000s)	Largest Monthly Drawdown[1]	Date of Largest Monthly Drawdown	Worst Peak-to- Valley Drawdown for the Trading Program[2]	Dates of Largest Peak-to- Valley Drawdown	2006	2005	2004	2003	2002	2001

Beacon Management Corporation	Meka Program Composite	Jul-80	Aug-95	2	$12,954	$10,327	18.40%	Nov-01	38.00%	06/01 - 09/03	-10.78%	10.01%	-2.59%	2.69%	-1.06%	-14.66%
Beacon Management Corporation	Meka-MV Program Composite [4]	Jul-80	Oct-99	0	$12,954	$0	9.04%	Nov-01	24.10%	10/01 - 09/03	—	-8.30% (5 months)	-2.55%	-9.27%	-0.01%	1.49%
Beacon Management Corporation	Currency Program Composite 6	Jul-80	Sep-02	1	$12,954	$273	9.13%	Apr-04	25.70%	05/03 - 05/05	-1.70%	-0.55%	-18.58%	7.15%	-0.37% (4 months)	—
Beacon Management Corporation	Meka Account B [3]	Jul-80	Aug-95	2	$12,954	$0	12.75%	Nov-01	15.91%	07/01 - 11/01	—	—	—	—	—	-5.82%
Beacon Management Corporation	Meka Account H [3]	Jul-80	Aug-95	2	$12,954	$0	13.35%	Nov-01	17.95%	07/01 - 01/02	—	—	—	—	-2.91% (1 month)	-8.98%
Beacon Management Corporation	Meka-MV Account N [3]	Jul-80	Oct-99	1	$12,954	$0	20.11%	Nov-01	42.51%	04/01 - 03/02	—	—	—	—	-8.80% (5 months)	-18.12%
Beacon Management Corporation	Meka-MV Account AG [3]	Jul-80	Oct-99	1	$12,954	$0	8.24%	Apr-04	19.49%	06/03 - 08/03	—	-3.61% (7 months)	-3.61% (7 months)	10.26%	15.50% (7 months)	—

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Capsule IV continued

Performance of Other Accounts Managed by Beacon

	Name of Pool	Inception of Trading	Aggregate Gross Capital Subscriptions ($1000s)	Current Net Asset Value ($1000s)	Largest Monthly Drawdown[1]	Date of Largest Monthly Drawdown	Worst Peak-to- Valley Drawdown for the Trading Program[2]	Dates of Largest Peak-to- Valley Drawdown	2006	2005	2004	2003	2002	2001
C. Beacon Management Corporation Commodity Pools[5]
Beacon Management Corporation	Meka Partners L.P. (Class A)	Aug-95	$43,673	$10,752	17.52%	Nov-01	35.27%	02/03 - 09/03	-10.78%	10.01%	-2.59%	3.84%	2.43%	-11.29%
Beacon Management Corporation	Meka-MV Funds Ltd.	Nov-01	$7,745	$0	9.79%	Nov-01	23.48%	02/03 - 09/03	—	—	-1.35% (10 months)	-7.20%	5.21%	-10.03% (2 months)
Beacon Management Corporation	The Fulcrum Fund L.P.	Oct-96	$70,515	$0	-19.01%	Nov-01	59.13%	03/01 - 07/06	-21.67% (11 months)	-8.28%	-8.01%	-15.99%	5.72%	-23.35%

Notes to Capsule 4

1 “Largest monthly drawdown” is the largest monthly trading loss covered by the capsule in any calendar month expressed as a percentage of total equity.

2 “Worst peak-to-valley drawdown” is the largest percentage trading loss during the period for the composite from any month-end asset value, without such month-end net asset value being equaled or exceeded as of a subsequent month-end, expressed as a percentage of total equity.

3 Meka Accounts B and H trade the Meka program at various levels of leverage. Meka-MV Account N trades the Meka-MV program at various levels of leverage. Meka-MV Account AG trades the Meka-MV program and is subject to currency fluctuations which affect the rate of return.

4 The Currency program did not trade August through September 2004. As of October 2004, the assets in the Currency program are proprietary and are not charged management or incentive fees. The Enhanced Financial program commenced on May 16, 2005. Additional performance for the Meka-MV program can be found in Capsule IV under The Fulcrum Fund Limited Partnership. The Fulcrum Fund Limited Partnership trades the Meka-MV program at double leverage and is not included in the Composite.

5 Meka Partners L.P. Class A returns are also included in the Meka program composite. Meka-MV Fund Ltd. returns are also included in the Meka-MV program composite. The Beacon Financial Futures Fund's returns are also included in the Enhanced Financials program composite.

6 Additional performance for the Meka-MV program can be found in Capsule IV under The Fulcrum Fund L.P. The Fulcrum Fund L.P. trades the Meka-MV program at double leverage and is not included in the Composite.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.